                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                                HNC SOFTWARE INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   40425P 107
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                                 (CUSIP Number)

                                Robert L. Kaaren
 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626, (714) 481-5200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 18, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40425P 107              Schedule 13D                 Page 2 of 4 pages

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1)      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Robert Lee Kaaren, SSN: ###-##-####
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [ ]
                                                                       (b)   [ ]
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3)      SEC USE ONLY

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4)      SOURCE OF FUNDS*

        Exchange of Shares in connection with the merger of CompReview, Inc. with FW1 Acquisition Corp., a subsidiary of HNC Software Inc.
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5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

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6)      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                      7      SOLE VOTING POWER                  1,250,280 shares
NUMBER OF             ----------------------------------------------------------
SHARES                8      SHARED VOTING POWER                        0 shares
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH         9      SOLE DISPOSITIVE POWER             1,250,280 shares
REPORTING             ----------------------------------------------------------
PERSON WITH           10     SHARED DISPOSITIVE POWER                   0 shares
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11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        This amendment has been filed to reflect that the reporting person's beneficial ownership in the Issuer is 1,250,280 shares of common stock, not 1,092,780 as stated in Amendment No. 2, filed on March 13, 1998.
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12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [ ]
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13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        This Amendment has been filed to reflect that the percentage of shares owned is approximately 5.1%, not approximately 4.5%, as stated in Amendment No. 2.
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14)     TYPE OF REPORTING PERSON*

        IN
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CUSIP NO. 40425P 107              Schedule 13D                 Page 3 of 4 pages

Item 1. Security and Issuer

        This statement relates to the shares of common stock, $.0001 par value per share (the "Shares") of HNC Software Inc., a Delaware corporation (the "Issuer"). The address of the Issuer is 5930 Cornerstone Court West, San Diego, California 92121.

Item 2. Identity and Background

        Robert Lee Kaaren is an individual. His principal business is serving as an officer of CompReview, Inc., a California corporation ("CompReview") which is engaged in the management of medical costs of workers' compensation through computer software programs. His principal address is 3200 ParkCenter Drive, Suite 500, Costa Mesa, California 92626.

        Mr. Kaaren has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Mr. Kaaren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        Mr. Kaaren is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Kaaren obtained the Shares in exchange for his shares of CompReview's common stock, pursuant to a merger between CompReview and FW1 Acquisition Corp., a wholly-owned subsidiary of the Issuer ("FW1").

Item 4. Purpose of Transaction.

        Mr. Kaaren obtained the Shares for investment purposes in exchange for his shares of CompReview's common stock, pursuant to a merger between CompReview and FW1.

Item 5. Interest in Securities of the Issuer:

        This amendment has been filed to correct: (a) Amendment No. 1 which, by mistake, included in the 1,192,500 shares reported as having been sold on March 4, 1998, the 157,500 shares actually sold on March 10, 1998 and reported in Amendment No. 2; and (b) Amendment No. 2 which, as a result of the overstatement of shares sold in Amendment No. 1, incorrectly stated that Mr. Kaaren owned 1,092,780 shares of common stock of the Issuer, constituting approximately 4.5% of the Issuer's outstanding common stock. From March 4, 1998 through March 10, 1998, Mr. Kaaren owned 1,407,780 shares of common stock of the Issuer, which constituted approximately 5.7% of the Issuer's outstanding common stock. Mr. Kaaren had sole power to vote and dispose of such shares. Since March 10, 1998, Mr. Kaaren has owned 1,250,280 shares of common stock of the Issuer, which constitutes approximately 5.1% of the Issuer's outstanding common stock. Mr. Kaaren has had sole power to vote and dispose of such shares since March 10, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        None.

CUSIP NO. 40425P 107              SCHEDULE 13D                 Page 4 of 4 pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

                                                      March 20, 1998
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                                                  s/s Robert Lee Kaaren
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                                                    Robert Lee Kaaren